Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of INNO HOLDINGS INC.:

We hereby consent to the inclusion in this Registration Statement of INNO HOLDINGS INC. and subsidiaries (the “Company”) on Form S-1 of our report dated February 7, 2023, except for Notes 2 and 13, as to which the date is May 8, 2023; and Notes 11, 12 and 15 as to which the date is July 25, 2023, related to the Form S-1 with respect to our audit of the Company’s consolidated financial statements as of and for the years ended September 30, 2022 and 2021 which appears in this Registration Statement on Form S-1. Our report dated February 7, 2023, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

Diamond Bar, California

July 25, 2023